=============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            -------------------
                               SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT UNDER
          SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------
                                EMCO LIMITED
                         (NAME OF SUBJECT COMPANY)

                                EMCO LIMITED
                    (NAME OF PERSON(S) FILING STATEMENT)

                               COMMON SHARES
                       (TITLE OF CLASS OF SECURITIES)

                                 290839109
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                                MARK WHITLEY
               VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                EMCO LIMITED
                                PO BOX 5252
                         LONDON, ONTARIO, N68 4L6.
                               (519) 645-3929
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                              With copies to:

                              GRAHAM P.C. GOW
                           MCCARTHY TETRAULT LLP
                                 SUITE 4700
                        TORONTO DOMINION BANK TOWER
                          TORONTO, ONTARIO M5K 1E6
                               (416) 362-1812

                                    and

                           KENNETH BLACKMAN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

[X]  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
     COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

=============================================================================

                     EMCO LIMITED RELEASES 2002 RESULTS

LONDON,  Ontario (February 24, 2003) - Emco Limited [Toronto:  EML; Nasdaq:
EMLTF] today released its results for the fourth quarter and for the year ended December 31, 2002.

For the three months ended December 31, 2002:

     o Sales were $334 million, an increase of 11% from the same period in 2001.

     o Operating earnings were $10.2 million, an increase from $6.6 million in 2001.

     o Net earnings for the quarter were $4.3 million or $0.25 basic and $0.23 diluted earnings per share, compared to $0.9 million or $0.03 basic and diluted earnings per share for the same period last year.

Fourth quarter sales increased mainly as a result of higher volumes of plumbing, heating and waterworks products. Operating earnings increased substantially for the Distribution segment in the quarter over last year.

For the year ended December 31, 2002:

     o    Sales were $1.35 billion, up 7% from $1.26 billion in 2001.

     o Operating earnings increased to $70.3 million from $38.0 million in 2001.

     o Net earnings were $32.6 million or $1.98 basic and $1.72 diluted earnings per share compared to net earnings of $9.6 million or $0.51 basic and diluted earnings per share for 2001.

Operating earnings for the year increased significantly for both Distribution and Manufacturing. The Distribution segment's operating earnings nearly doubled from $20.4 million in 2001 to $39.9 million in 2002. Increases in Wholesale sales, actions taken by management to increase product margins in both Wholesale and Master Distribution and continued management of expenses combined to have a positive impact on operating earnings in 2002. Manaufacturing's operating earnings increased to $42.9 million from $27.4 million the previous year due to increased sales volumes in both Building Products and Metcraft and the impact of much higher prices for asphalt felt and dry felt paper during the first two quarters of the year.

Cash collections were strong in the fourth quarter of 2002 resulting in $64.6 million in total net cash flow for the year, compared to total net cash flow of $70.0 million in 2001. During the last two years, Emco's total debt has been reduced by $125.4 million. Increased earnings and improved working capital management have combined to produce these cash flows and resulting debt reduction. At December 31, 2002, Emco's debt to equity ratio was 0.5 to 1.

On February 20, 2003, Emco announced that it had entered into a Support Agreement with Blackfriars Corp. and 2022841 Ontario Inc., a wholly owned subsidiary of Blackfriars, pursuant to which 2022841 Ontario Inc. will make an offer to purchase all of the issued and outstanding common shares of Emco at a price of Cdn. $16.60 per share in cash (for an aggregate value of approximately Cdn. $285 million). Blackfriars Corp. is a substantial privately held investment company with major interests in the manufacture and wholesale distribution of construction and maintenance material. The offer is the result of a strategic alternatives review initiated by Emco's Board of Directors in July 2002 in order to maximize shareholder value.

Emco Limited is one of Canada's leading  distributors and  manufacturers of
building   products  for  the   residential,   commercial   and  industrial
construction markets.

For further information please contact:

Gordon E. Currie                        Daniel J. Boyd
Vice President, Treasurer & CFO         Director, Investor Relations & Tax
(519-645-3905)                          (519-645-3911)

www.emcoltd.com
---------------

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Emco are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Emco's filings with the U.S. Securities and Exchange Commission, including risks and uncertainties relating to: delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic conditions affecting future sales and margins, changes in markets, legislative and regulatory changes and availability and cost of capital and other similar factors. The forward-looking statements contained in this press release speak only as of the date of this release. Emco expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this release to reflect any changes in Emco's expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based. Readers are referred to Emco's reports filed with the U.S. Securities and Exchange Commission.

Blackfriars and its wholly owned subsidiary, 2022841 Ontario Inc., have not commenced a tender offer for the common shares of Emco. Upon commencement of the tender offer, Blackfriars and/or 2022841 Ontario Inc. will file with the U.S. Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, and Emco will file a solicitation/recommendation statement. Shareholders are urged to carefully read: (1) the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, and (2) the solicitation/recommendation statement when these become available, as they will contain important information about the tender offer. The Schedule TO and related exhibits and the solicitation/recommendation statement will be available without charge at the U.S. Securities and Exchange Commission Web site at www.sec.gov and will be delivered without charge to all shareholders of Emco. The solicitation/recommendation statement may also be obtained without charge from Emco by directing a request to Emco Limited, PO Box 5252, London, Ontario, N68 4L6, (519) 645-3911, Attention: Daniel J. Boyd, Director, Investor Relations & Tax.


EMCO LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)


                                                                   THREE MONTHS ENDED                 TWELVE MONTHS ENDED
                                                                     DECEMBER 31                         DECEMBER 31
                                                            ---------------------------------   ---------------------------------
                                                                      2002              2001              2002              2001
                                                                         (000s)                              (000s)

Sales                                                     $        334,215  $        299,851  $      1,348,768  $      1,264,489
                                                            ---------------   ---------------   ---------------   ---------------

Cost of sales                                                      256,070           226,267         1,019,753           978,902
Selling and administrative expenses                                 63,810            61,839           242,618           230,224
Depreciation and amortization                                        4,151             5,146            16,114            17,369
                                                            ---------------   ---------------   ---------------   ---------------
                                                                   324,031           293,252         1,278,485         1,226,495
                                                            ---------------   ---------------   ---------------   ---------------

Operating earnings                                                  10,184             6,599            70,283            37,994

Interest and other                                                   3,859             4,016            14,541            19,099
Gains on disposals                                                       -                (5)             (960)             (837)
                                                            ---------------   ---------------   ---------------   ---------------
                                                                     3,859             4,011            13,581            18,262
                                                            ---------------   ---------------   ---------------   ---------------

Earnings before income taxes                                         6,325             2,588            56,702            19,732

Income taxes                                                         1,700               400            19,300             8,000

                                                            ---------------   ---------------   ---------------   ---------------
                                                                     4,625             2,188            37,402            11,732

Non controlling interest in a subsidiary                               318             1,295             4,771             2,134

                                                            ---------------   ---------------   ---------------   ---------------
Net earnings                                              $          4,307  $            893  $         32,631  $          9,598
                                                            ===============   ===============   ===============   ===============

Earnings per share (note 3)
        Basic                                             $           0.25  $           0.03  $           1.98  $           0.51
        Diluted                                           $           0.23  $           0.03  $           1.72  $           0.51

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

                                                                                                 TWELVE MONTHS ENDED
                                                                                                    DECEMBER 31
                                                                                           --------------------------------
                                                                                                    2002             2001
                                                                                                       (000s)

Retained earnings, beginning of year                                                         $     58,484    $     50,042

Net earnings                                                                                       32,631           9,598

Discount (premium) on repurchase of shares and                                                        (26)            584
             convertible debentures

Increase in equity component of convertible                                                        (1,461)         (1,740)
             debentures, net of tax

                                                                                               -----------   -------------
Retained earnings, end of year                                                               $     89,628  $       58,484
                                                                                               ===========   =============

See accompanying notes to interim consolidated financial statements.



EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

                                                                           DECEMBER 31         DECEMBER 31
                                                                              2002                2001
                                                                     ----------------------------------------
                                                                                       (000s)
ASSETS

Current assets:
        Accounts receivable                                            $         173,948    $        164,780
        Inventories                                                              201,130             198,638
        Other                                                                      7,915               7,542
                                                                         ----------------    ----------------
                                                                                 382,993             370,960

Property, plant and equipment                                                    117,593             122,330

Other long-term assets                                                            20,726              23,195

Goodwill                                                                          28,372              28,536

                                                                         ----------------    ----------------
                                                                       $         549,684    $        545,021
                                                                         ================    ================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

        Accounts payable and accrued liabilities                       $         177,466    $        154,437
        Income and other taxes payable                                            21,704              11,935
                                                                         ----------------    ----------------
                                                                                 199,170             166,372

Long-term debt                                                                    89,104             114,561

Subordinated debentures                                                           16,643              50,716

Other post-retirement benefits                                                     9,134               9,059

Future income taxes                                                               17,001              20,267

Non controlling interest in a subsidiary                                           4,075               5,216

Shareholders' equity:

        Capital stock                                                             70,139              68,287
        Equity component of convertible subordinated debentures                   51,254              48,150
        Retained earnings                                                         89,628              58,484
        Cumulative translation adjustments                                         3,536               3,909
                                                                         ----------------    ----------------
                                                                                  214,557            178,830
                                                                         ----------------    ----------------

                                                                        $        549,684    $        545,021
                                                                         ================    ================

See accompanying notes to interim consolidated financial statements.



EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

                                                                    THREE MONTHS ENDED               TWELVE MONTHS ENDED
                                                                        DECEMBER 31                       DECEMBER 31
                                                              -------------------------------   -------------------------------
                                                                      2002              2001             2002             2001
                                                                        (000s)                            (000s)

Cash flows from operating activities
         Net earnings                                       $        4,307   $           893  $        32,631  $         9,598
         Adjustments for:
              Depreciation and amortization                          4,711             5,400           18,184           18,393
              Gains on disposal                                          -                (5)            (960)            (837)
              Future income taxes                                   (3,062)           (2,279)          (3,266)          (4,546)
              Non controlling interest in a subsidiary                 318             1,295            4,771            2,134
         Changes in non-cash working capital:

              Accounts receivable                                   56,512            58,276           (9,168)          11,147
              Inventories                                           19,316            12,721           (2,492)          27,808
              Accounts payable and accrued liabilities             (14,644)          (21,882)          24,170            5,147
              Income and other taxes receivable/payable                459             3,651           11,012           14,204
              Other                                                 (1,997)           (3,293)            (168)          (2,947)
                                                              -------------    --------------   --------------   --------------
                                                                    65,920            54,777           74,714           80,101
                                                              -------------    --------------   --------------   --------------

Cash flows from investing activities
         Purchases of property, plant and equipment                 (5,551)           (3,199)         (14,417)         (14,906)
         Proceeds on disposal of property, plant and
           equipment                                                   834             1,346            4,153            3,110
         Increase in other long-term assets                           (109)            2,297              129            1,682
                                                              -------------    --------------   --------------   --------------
                                                                    (4,826)              444          (10,135)         (10,114)
                                                              -------------    --------------   --------------   --------------

Total cash flows from operating and investing
  activities                                                $       61,094   $        55,221  $        64,579  $        69,987
                                                              =============    ==============   ==============   ==============

Cash flows from financing activities
         Decrease in long-term debt                         $      (59,853)  $       (52,415)  $      (26,420)  $      (64,749)
         Repayment of debentures at maturity                             -                 -          (31,177)               -
         Repurchases of subordinated debentures                          -              (962)               -           (3,030)
         Repurchase of common shares                                     -                 -              (26)               -
         Reduction of debt component of 6 1/2%
           subordinated debentures                                  (1,871)           (1,808)          (2,896)          (2,708)
         Distribution to non controlling interest                      175              (250)          (5,912)            (600)
         Issue of common shares                                        455               214            1,852            1,100
                                                              -------------    --------------   --------------   --------------
                                                            $      (61,094)  $       (55,221) $       (64,579) $        (69,987)
                                                              =============    ==============   ==============   ==============


See accompanying notes to interim consolidated financial statements.


EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.   SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended December 31, 2001.

     These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2001 as set out on pages 30 to 45 of the Company's 2001 Annual Report.

2.   ACCOUNTING POLICY CHANGES:

     (a)  Goodwill and other intangible assets

          Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Recommendations on Business Combinations (CICA Handbook Section 1581) and Goodwill and Other Intangible Assets (CICA Handbook Section 3062). Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach; thus, amortization of goodwill, including goodwill recorded for past business combinations, ceased upon adoption of these Recommendations.

          As required by the new Recommendations, the Company completed the transitional goodwill impairment test in its second quarter of 2002 and concluded that there was no impairment in any of its reporting units.

          Net earnings for 2001, exclusive of amortization expense, and basic and diluted earnings per share would have increased by $0.8 million and $0.05, respectively.

     (b)  Stock based compensation

          Effective January 1, 2002, the Company has also adopted the CICA Recommendations for the recognition, measurement and disclosure of Stock Based Compensation (CICA Handbook Section 3870). As described in detail in Note 9 of the annual consolidated financial statements for the year ended December 31, 2001, the Company has issued stock options to employees under its 1991 long-term incentive plan. Under this same plan, the Company has also granted stock appreciation rights, which are settled in cash.

          The Company's accounting policy records entitlements under stock appreciation rights as compensation expense in the amount of the quoted market price in excess of the exercise price. Compensation cost of $2.4 million was charged against income for the twelve months ended December 31, 2002 ($0.5 million for the twelve months ended December 31, 2001).

          The Company applies the settlement method of accounting for stock options awarded to employees. Under this method, nothing is recorded until the option is exercised when it is reported as an issue of capital stock. Accordingly, no compensation cost has been recognized for its stock option plan for the twelve months ended December 31, 2002, and this is consistent with prior years.

          The new Recommendations require disclosure regarding the impact of applying the settlement method versus the alternative fair value method. The fair value method requires compensation cost to be recorded over the vesting period of the option based on a fair value determined by a statistical options pricing model. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for options awarded after January 1, 2002, the proforma basic and diluted earnings per share for the twelve months ended December 31, 2002 would have been the same as reported under the settlement method utilized by the Company.

          The fair values of the Company's stock option plans, for the basis of this proforma disclosure, were estimated using the Black Scholes option pricing model with the following assumptions: risk free interest rate 4.2%; dividend yield of 0%; expected lives of
          3.5 years; and volatility of 64.6%.

3.   EARNINGS PER SHARE:


                                                          THREE MONTHS ENDED      TWELVE MONTHS ENDED
                                                              DECEMBER 31             DECEMBER 31
                                                         --------------------    ---------------------
                                                            2002       2001          2002       2001
                                                                (000s)                   (000s)

     BASIC EARNINGS PER SHARE

     Net earnings                                     $    4,307   $      893   $   32,631  $    9,598
     Deemed dividend on convertible debentures,             (329)        (440)      (1,461)     (1,740)
     net of tax
                                                         -------      -------      -------     -------
     Earnings available to common shareholders        $    3,978   $      453   $   31,170  $    7,858
                                                         =======      =======      =======     =======

     Average common shares outstanding                    15,822       15,583   $   15,732      15,516
                                                         =======      =======      =======     =======

     Basic earnings per share                         $     0.25   $     0.03   $     1.98  $     0.51
                                                         =======      =======      =======     =======

     DILUTED EARNINGS PER SHARE

     Net earnings                                     $    4,307                $   32,631
     Debt portion of convertible debenture                   186                       859
     interest, net of tax
                                                         -------                   -------
     Net earnings, diluted                            $    4,493                $   33,490
                                                         =======                   =======

     Average common shares outstanding                    15,822                    15,732
     Convertible debentures                                3,500                     3,500
     Net impact of exercise of stock options                 444                       274
                                                         -------                   -------
                                                          19,676                    19,506
                                                         =======                   =======

     Diluted earnings per share                       $     0.23   $     0.03   $     1.72  $     0.51
                                                         =======      =======      =======     =======


4.   CYCLICAL NATURE OF THE BUSINESS:

     Interim financial results are not necessarily indicative of annual results because the Company operates in markets which are very seasonal in nature. As a result, the Company traditionally reports low sales and operating earnings in the first and fourth quarters, principally due to lower levels of activity in residential, commercial and industrial construction and renovation markets in Canada during winter months.

5.   SEGMENTED INFORMATION:

     The Company has defined its reportable segments to be Distribution, a wholesale distributor of plumbing, waterworks and industrial products and Manufacturing, a manufacturer and distributor of building products and food service equipment. Corporate includes the expenses of the Company's corporate office which has responsibility for finance, taxation, treasury management, corporate development, human resources and legal functions.

     The operating results by reportable segment are as follows:


                                                                      TWELVE MONTHS ENDED
                                                                          DECEMBER 31
                                                                      --------------------
                                                                         2002        2001
                                                                            (000s)

        Sales                        Distribution                 $   991,669   $  949,978
                                     Manufacturing                    357,099      314,511
                                                                     ---------    ---------
                                                                  $  1,348,768  $1,264,489
                                                                     =========   ==========

        Operating earnings (loss)    Distribution                      39,907       20,402
                                     Manufacturing                     42,880       27,396
                                     Corporate and other              (12,504)      (9,804)
                                                                     ---------   ----------
                                                                  $    70,283   $   37,994
                                                                     =========   ==========


6.   SUBSEQUENT EVENT:

     On February 20, 2003, the Company entered into a Support Agreement with Blackfriars Corp. ("Blackfriars") and 2022841 Ontario Inc. ("Offeror") pursuant to which the Offeror will make an offer to purchase all of the common shares of the Company for $16.60 per share in cash. Pursuant to this Support Agreement, the Company has:

     a) Provided specific representations and warranties regarding the Company's affairs;

     b) Committed to the conduct of its business in accordance with specific provisions, including the use of reasonable commercial efforts to maintain relationships with customers, suppliers, officers, employees and others with which it has business dealings.

     c)   Committed   to  the  payment  of  $6  million  in  the  event  of
          termination of the Support Agreement under certain circumstances.

     d)   Agreed  to use  reasonable  commercial  efforts  to assist in the making of the offer and the consummation of transactions contemplated by the offer and the Support Agreement including the mailing of a Directors' Circular containing a recommendation that shareholders accept the offer.

     The offer, which is subject to specific conditions, is expected to be made not later than March 14, 2003 and would expire not earlier than 36 days after commencement.